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                        July 26, 2021

       Jeffrey Hanson
       Chief Executive Officer and Chairman of the Board of Directors Griffin-American Healthcare REIT IV, Inc.
       18191 Von Karman Avenue, Suite 300
       Irvine, California 92612

                                                        Re: Griffin-American
Healthcare REIT IV, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 16, 2021
                                                            File No. 333-257974

       Dear Mr. Hanson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Real Estate & Construction
       cc:                                              Seth Weiner